

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 9, 2007

Mr. James W. Thompson
Orleans Homebuilders, Inc.
One Greenwood Square, #101
3333 Street Road
Bensalem, PA 19020

   **Re: Orleans Homebuilders, Inc.
     Form 10-K for the year ended June 30, 2006
     Form 10-Q for the period ended September 30, 2006
     File No. 1-6830**

Dear Mr. Thompson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief